# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surf Air Mobility Inc., CIK 0001936224
CUSIP: 868927203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, California (CA), 90250
Date of event which requires filing of this statement: 09/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001321655

## Reporting persons
- Palantir Technologies Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 4,461,564; sole dispositive power 4,461,564; aggregate amount beneficially owned 4,461,564 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Surf Air Mobility Inc.
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, CA, 90250

## Item 2. Person Filing
Name of person filing: Palantir Technologies Inc.
Address of principal business office or, if none, residence: 1200 17th Street Floor 15, Denver, CO 80202
Citizenship: The Reporting Person is a corporation incorporated under the laws of State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,461,564 shares as of September 8, 2025.
Percent of class: Due to an increase in the outstanding shares of the Issuer's common stock, the Reporting Person now beneficially owns 9.9% of such shares, based on 44,789,644 shares of common stock outstanding as of September 8, 2025, as provided by the Issuer.
Sole power to vote or to direct the vote: 4,461,564 shares (see Item 4(a)).
Shared power to vote or to direct the vote: 0 shares.
Sole power to dispose or to direct the disposition: 4,461,564 shares (see Item 4(a)).
Shared power to dispose or to direct the disposition: 0 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Palantir Technologies Inc.: /s/ Scott S. Hsu, Scott S. Hsu, Attorney-in-Fact (09/09/2025)